FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 27, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 27, 2004                                         By: Lorraine Day
                                                             ------------------
                                                                  Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


23 February 2004              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 7,658 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

The Company was advised of this transaction on 24 February 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
24 February 2004

                              Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


23 February 2004              The Administrators of the SmithKline Beecham
                              Employee Benefit Trust ("the  Trust") notified the
                              Company on 25 February 2004 that 7,702 Ordinary shares had been transferred from the Trust to participants in the SmithKline Beecham Bonus
                              Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

25 February 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 27 February 2004, that as a result of movement in the fund on 26 February 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,670,390 to 18,625,106 at an average price of $42.72.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

27 February 2004